

December 19, 2013

Via E-mail
Mr. Ken Chang
Chief Financial Officer
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District
Guangzhou, People's Republic of China

Re: **China Mobile Games and Entertainment Group Limited**
        Form 20-F for the Fiscal Year Ended December 31, 2012
        Filed April 26, 2013
        File No. 001-35645

Dear Mr. Chang:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 99

1.   We note on page F-44 you disclose that you performed the two-step goodwill impairment test on each of your reporting units. We further note that as a result of the test you recognized a goodwill impairment charge for the OWX Group reporting unit. Please tell us the percentage in which the fair value of your other reporting units exceeded their carrying value. To the extent that either of your other two reporting units have estimated

fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please disclose the following here in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief